Exhibit 3.1

EAGLE MATERIALS INC.

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

This Amendment to the Amended and Restated Bylaws of Eagle Materials Inc. (“Bylaws”) hereby amends the Bylaws as follows effective as of August 6, 2015:

1. Article IX of the Bylaws is hereby amended to include a new Section 9.4 as follows:

SECTION 9.4 Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any internal corporate claims within the meaning of the Delaware General Corporation Law, as well as (ii) (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (C) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (D) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.4.

2. As amended by the foregoing, the Bylaws shall remain in full force and effect